UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(AMENDMENT NO. 10)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Celanese AG

(Name of the Issuer)

Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV-A L.P.
Blackstone Family Investment Partnership (Cayman) IV-A L.P.
Blackstone Chemical Coinvest Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Capital Partners (Cayman) Ltd. 2
Blackstone Capital Partners (Cayman) Ltd. 3
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
Celanese Caylux Holdings Luxembourg S.C.A.
BCP Holdings GmbH
BCP Acquisition GmbH & Co. KG
Celanese Europe Holding GmbH & Co. KG
Celanese Europe Management GmbH

(Name of Person(s) Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Curt Shaw
Celanese Corporation
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation
14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or
Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☑	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$506,132,738*	$59,572**

*	Calculated solely for purposes of determining the filing fee. Because the amount to be paid for the securities that may be purchased in the transactions described in this Schedule 13E-3 has not yet been determined, the transaction value was determined based on the market price for the subject securities, using Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended. Accordingly, the transaction value was calculated as follows: (i) 8,124,121 ordinary shares of Celanese AG that may be acquired in the transactions described in this Schedule 13E-3, multiplied by (ii) EUR48.25, the average of the high and low prices reported on the Frankfurt Stock Exchange on April 8, 2005, multiplied by (iii) 1.2912, the noon buying rate for Euros on April 8, 2005, as reported by the Federal Reserve Bank of New York.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005, is equal to 0.01177% of the value of the transaction.
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $50,039.58	Filing Party:	Celanese Europe Holding GmbH &
Co. KG (fka BCP Crystal
Acquisition GmbH & Co. KG)

Form or Registration No.: Schedule 13E-3	Date Filed:	September 2, 2004

Amount Previously Paid: $9,532.42	Filing Party:	Celanese Europe Holding GmbH &
Co. KG

Form or Registration No.: Schedule 13E-3	Date Filed:	April 13, 2005

Total Amount Previously Paid: $59,572

     This Amendment No. 10 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by (i) Blackstone LR Associates (Cayman) IV Ltd., a limited duration company organized under the laws of the Cayman Islands, (ii) Blackstone Management Associates (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iii) Blackstone Capital Partners (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iv) Blackstone Capital Partners (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (v) Blackstone Family Investment Partnership (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vi) Blackstone Chemical Coinvest Partners (Cayman) L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vii) Blackstone Capital Partners (Cayman) Ltd. 1, an exempt company organized under the laws of the Cayman Islands, (viii) Blackstone Capital Partners (Cayman) Ltd. 2, an exempt company organized under the laws of the Cayman Islands, (ix) Blackstone Capital Partners (Cayman) Ltd. 3, an exempt company organized under the laws of the Cayman Islands, (x) Celanese Corporation, a Delaware corporation, (xi) Crystal US Holdings 3 L.L.C., a Delaware limited liability company, (xii) Celanese Holdings LLC, a Delaware limited liability company, (xiii) BCP Crystal US Holdings Corp., a Delaware corporation, (xiv) Celanese Caylux Holdings Luxembourg S.C.A. (formerly BCP Caylux Holdings Luxembourg S.C.A.), a partnership limited by shares organized under the laws of the Grand Duchy of Luxembourg, (xv) BCP Holdings GmbH, a limited liability company organized under the laws of Germany, (xvi) BCP Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, (xvii) Celanese Europe Holding GmbH & Co. KG, a limited partnership organized under the laws of Germany (the “Purchaser”) and (xviii) Celanese Europe Management GmbH, a limited liability company organized under the laws of Germany, on April 13, 2005 (as it may be amended or supplemented from time to time, the “Schedule 13E-3”).
ITEM 15. ADDITIONAL INFORMATION
Item 15 of Schedule 13E-3 is hereby amended and supplemented by the following:
     Effective December 22, 2006, the transfer of all outstanding ordinary shares with no par value of the Issuer, held by the remaining minority shareholders of the Issuer in exchange for fair cash compensation (the “Squeeze-out”), as described in the Going Private Disclosure Document dated July 6, 2005, the Supplement to the Going Private Disclosure Document dated April 14, 2006 and other related filings, became final due to the registration in the commercial register of the Squeeze-out resolution passed at the Issuer’s shareholder meeting on May 30, 2006, after settlement of the shareholder lawsuits challenging this shareholders’ resolution. After effectiveness of the Squeeze-out, the Purchaser, a subsidiary of Celanese Corporation, now holds 100% of the ordinary shares of the Issuer (excluding ordinary shares held in treasury). Mellon Investor Services will provide shareholders with the required documentation and other information to submit share certificates and upon proper submission of certificates and other required documentation will pay former shareholders €66.99 per share and a pro rata gross guaranteed dividend in the amount of €1.196 per share, which is the pro rata amount corresponding to the time from October 1, 2006, to February 28, 2007, of the gross guaranteed dividend per share for the fiscal year ending September 30, 2007. Furthermore, Celanese AG shares on which the guaranteed dividend for the fiscal year ended September 30, 2006, have not yet been paid are eligible for a gross guaranteed dividend in the amount of €2.89 per share.
     At 12:01 am, New York City time, on Thursday, February 1, 2007, the subsequent offering period expired. To the extent that former shareholders properly submitted transmittal materials provided in connection with the mandatory offer by the Purchaser, required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value, of the Issuer, since the effective date they received the higher Squeeze-out settlement amount described above.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2007

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By:	Blackstone LR Associates
(Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Signatory

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

By:	Blackstone Management Associates
(Cayman) IV L.P., it general partner

By:	Blackstone LR Associates (Cayman) IV Ltd., its
general partner

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Signatory

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Signatory

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman
Title: Authorized Signatory

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) L.P.

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Signatory

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Signatory

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Signatory

BLACKSTONE LR CAPITAL PARTNERS (CAYMAN) LTD. 3

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Signatory

CELANESE CORPORATION

By:	/s/ Kevin J. Rogan

Name: Kevin J. Rogan Title: Assistant Secretary

CRYSTAL US HOLDINGS 3 L.L.C.

By:	/s/ Kevin J. Rogan

Name: Kevin J. Rogan Title: Assistant Secretary

CELANESE HOLDINGS LLC

By:	/s/ Kevin J. Rogan

Name: Kevin J. Rogan Title: Assistant Secretary

BCP CRYSTAL US HOLDINGS CORP.

By:	/s/ Kevin J. Rogan

Name: Kevin J. Rogan Title: Assistant Secretary

CELANESE CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By:	Celanese Caylux Holdings Ltd., its general
partner

By:	/s/ Carsten Simon

Name: Carsten Simon Title: Director

By:	/s/ Dr. Jan-Mathias Kuhr

Name: Dr. Jan-Mathias Kuhr Title: Director

BCP HOLDINGS GMBH

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Signatory

BCP ACQUISITION GMBH & CO. KG

By:	/s/ Robert L. Friedman

Name: Robert L. Friedman Title: Authorized Signatory

CELANESE EUROPE HOLDING GMBH & CO. KG

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Director

CELANESE EUROPE MANAGEMENT GMBH

By:	/s/ Chinh Chu

Name: Chinh Chu Title: Director

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